September 29, 2020

Via Email
James Rajotte
Alberta   s Senior Representative to the United States
Alberta Washington D.C. Office
Canadian Embassy
501 Pennsylvania Ave, N.W.
Washington, DC 20001

       Re:    Province of Alberta
              Registration Statement under Schedule B
              Filed September 2, 2020
              File No. 333-248552

              Form 18-K for Fiscal Year Ended March 31, 2020
              Filed September 2, 2020
              File No. 033-12133

Dear Mr. Rajotte:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

 1.    We note your disclosure in regards to the Province   s recent decrease
in revenues and
       increase in expenses and debt. Please discuss the risks related to these financial conditions and any steps the government plans to take to address such concerns.

 2. Please discuss any material aspects of Canadian monetary or taxation policy affecting
       Alberta such as the Government of Canada   s Equalization Program.
 James Rajotte
Province of Alberta
September 29, 2020
Page 2


Form 18-K for Fiscal Year March 31, 2020

Exhibit 99.1 - 2019-20 Government of Alberta Annual Report

Contingent Liabilities: Legal Actions, page 40

 3. We note your disclosure discussing the number of outstanding claims and potential liability associated with such claims. We also note that you state Alberta has been named
       in 22 claims involving    Aboriginal rights, Aboriginal title and treaty
rights.    To the
       extent material, please briefly describe the nature of these claims.

Performance Indicator: Unemployment Rate, page 91

 4.    Please provide updated statistics on unemployment.

Priority Two: Making Life Better for Albertans, page 104

 5. Please provide reference to the implementation plan developed by Alberta Health
       Services (AHS), if available.

Exhibit 99.2     2019-2020 Financial Results

Key Economic Indicators, page 12

 6. In future filings, please include a table that shows GDP for major sectors of the economy, including government expenditures, over the prior five years.

Exhibit 99.5 - First Quarter Fiscal Update

Revenue and Expenses Highlights, page 5

 7. With a view to disclosure, please advise as to whether the U.S. Supreme Court decision
       (U.S. Army Corps of Engineers v. Northern Plains Resource Council) to uphold a lower court ruling that voided a key environmental permit for the Keystone XL pipeline will have a material impact on the Province, including on the transportation of its oil products.

Economic Update, page 12

 8.    We note your disclosure on page 12 that Alberta   s Real Gross Domestic
Product (GDP)
       is forecasted to contract 8.8%. Please provide a statement, which shows the Real GDP breakdown of each major sector to the extent possible.

 9.    To the extent material, please discuss how the Canadian government   s
energy and
       environmental policies may impact Alberta   s energy sector. Also, to
the extent material,
 James Rajotte
Province of Alberta
September 29, 2020
Page 3

       please provide a discussion on how Alberta plans to diversify its economy around hydrogen.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Office Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           Office of
International Corporate
                                                           Finance


cc:    Christopher J. Cummings, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison, LLP